Exhibit 99.1

UNDERWRITING AND AGENCY AGREEMENT

among

SUZANO S.A.

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

BANCO BRADESCO BBI S.A.

ITAU BBA USA SECURITIES, INC.

AND

XP INVESTMENTS US, LLC

relating to

150,217,425 Common Shares, including Common Shares represented by American Depositary Shares of

SUZANO S.A.

October 1, 2020

TABLE OF CONTENTS

i

SUZANO S.A.

13,180,000 American Depositary Shares (each representing one Common Share)

Underwriting and Agency Agreement

October 1, 2020

BNDES Participações S.A. - BNDESPAR
Av. República do Chile, 100,
Rio de Janeiro, RJ, 20031-917
Brazil

Suzano S.A.
Av. Brigadeiro Faria Lima, 1,355, 7th floor
São Paulo, SP, 01452-919
Brazil

Ladies and Gentlemen:

BNDES Participações S.A. - BNDESPAR, a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, a Brazilian federal government-owned company (“BNDESPAR” or the “Selling Shareholder”), as shareholder of Suzano S.A. (“Suzano” or the “Company”), a publicly held corporation (sociedade anônima de capital aberto) organized and existing under the laws of the Federative Republic of Brazil (“Brazil”), proposes to sell to the underwriters named in Schedule A annexed hereto (the “International Underwriters”), for whom J.P. Morgan Securities LLC, BofA Securities, Inc., Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc. and XP Investments US, LLC are acting as representatives (the “Representatives”), a total of 13,180,000 American depositary shares (“Common ADSs”), each representing one common share (“Common Shares”), without par value, of the Company.

The Common ADSs will be issued pursuant to a Deposit Agreement (the “Deposit Agreement”) dated as of December 10, 2018, among the Company, The Bank of New York Mellon (the “Depositary”), and registered holders and beneficial holders from time to time of the Common ADSs issued thereunder. The Common ADSs may be evidenced by American depositary receipts (the “ADRs”).

The International Underwriters, severally and not jointly, will purchase the Common ADSs from the Selling Shareholder, on the basis of the representations, warranties and agreements set forth in this Underwriting and Agency Agreement (this “Agreement”) and subject to the conditions and other provisions herein.

In addition to the Common ADSs sold pursuant to this Agreement, the Selling Shareholder is selling an aggregate of 87,120,382 Common Shares in Brazil (the “Brazilian Offered Shares”) and 49,917,043 Common Shares outside Brazil (the “International Offered Shares” and, together with the Common ADSs sold pursuant to this Agreement and the Common Shares underlying such Common ADSs, the “International Offered Securities”) pursuant to the Contrato de Coordenação, Distribuição e Garantia Firme de Liquidação de Ações Ordinárias de Emissão da Suzano S.A. (the “Brazilian Underwriting Agreement”, together with this Agreement, the “Transaction Documents”), dated the date hereof, among the Selling Shareholder, the Company, Banco J.P. Morgan S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A. and XP Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (jointly, the “Brazilian Underwriters”) and the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”). The International Offered Securities and the Brazilian Offered Shares are referred to collectively as the “Offered Securities.”

The Selling Shareholder understands that the Brazilian Underwriters have appointed the International Underwriters (acting in such capacity, collectively the “International Agents”) as their agents for the facilitation of the placement of the International Offered Shares outside Brazil, including the United States. The International Agents intend to place the International Offered Shares outside Brazil in the manner contemplated in this Agreement. International Offered Shares purchased by non-Brazilian investors will be placed outside Brazil by the International Agents, settled in Brazil and paid for in Brazilian reais. Non-Brazilian investors purchasing International Offered Shares must be authorized to invest in Brazilian securities under the requirements established by the Brazilian Monetary Council (Conselho Monetário Nacional), the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”) and the Brazilian Central Bank (Banco Central do Brasil, the “Central Bank”), as applicable.

The Brazilian Offered Shares will be sold pursuant to a Portuguese-language prospectus, dated the date hereof, incorporating by reference the Formulário de Referência of the Company dated as of even date, to be distributed in connection with the offer and sale of the Brazilian Offered Shares.

The offering of the International Offered Securities to persons outside Brazil are referred to collectively herein as the “International Offering.” The offering of Brazilian Offered Shares is referred to herein as the “Brazilian Offering.” The International Offering and the Brazilian Offering are referred to collectively herein as the “Global Offering.”

Offers and sales of the Brazilian Offered Shares pursuant to the Brazilian Offering will be made in reliance on Regulation S under the Securities Act of 1933, as amended, and together with the rules and regulations thereunder (collectively, the “Securities Act”).

The Company has prepared and filed, in accordance with the provisions of the Securities Act, with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (File No. 333-248909) under the Securities Act, filed on September 18, 2020, relating to the International Offering under the Securities Act and including the related base prospectus in the Form F-3 (the “Base Prospectus”), which registration statement incorporates by reference documents which the Company has filed, or will file, in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”). Such registration statement has become effective under the Securities Act.

Except where the context otherwise requires, “Registration Statement,” as used herein, means the registration statement, as amended at the time of such registration statement’s effectiveness for purposes of Section 11 of the Securities Act, as such section applies to the respective International Underwriters and International Agents (the “Effective Time”), including (i) all documents filed as a part thereof or incorporated or deemed incorporated by reference therein, (ii) any information contained or incorporated by reference in a prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, to the extent such information is deemed, pursuant to Rule 430B or Rule 430C under the Securities Act, to be part of the Registration Statement at the Effective Time, and (iii) any registration statement filed to register the International Offering pursuant to Rule 462(b) under the Securities Act.

The Company and the Depositary have on file with the Commission a registration statement on Form F-6 (File No. 333-228609), filed on November 30, 2018, and a related prospectus (the “Registration Statement on Form F-6”), for the registration under the Securities Act of the Common Shares and Common ADSs, have filed such amendments thereto and such amended prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereafter be required.

The Company has furnished to the Representatives, for use by the International Underwriters and the International Agents and by dealers in connection with the International Offering, copies of one or more “preliminary prospectus supplements” relating to the International Offering. Except where the context otherwise requires, “Pre-Pricing Prospectus,” as used herein, means each such preliminary prospectus supplement, in the form so furnished, including the Base Prospectus, that is first filed with the Commission pursuant to Rule 424(b) under the Securities Act.

Except where the context otherwise requires, “Prospectus Supplement,” as used herein, means the final prospectus supplement relating to the International Offering, to be filed by the Company with the Commission pursuant to Rule 424(b) under the Securities Act on or before the second Business Day after the date hereof (or such earlier time as may be required under the Securities Act), in the form first furnished by the Company to the Representatives for use by the International Underwriters and the International Agents and by dealers in connection with the International Offering.

Except where the context otherwise requires, (i) “Final Offering Document,” as used herein, means the Prospectus Supplement together with the Base Prospectus attached to or used with the Prospectus Supplement, (ii) “Permitted Free Writing Prospectuses,” as used herein, means the documents listed on Schedule B attached hereto, and (iii) “Disclosure Package,” as used herein, means, collectively, the pricing information set forth on Schedule B attached hereto under the heading “Pricing Information Provided Orally by Underwriters,” the Pre-Pricing Prospectus and all Permitted Free Writing Prospectuses, if any. “Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433 under the Securities Act.

Any reference herein to the Registration Statement, any Base Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Final Offering Document or any Permitted Free Writing Prospectuses shall be deemed to refer to and include the documents, if any, incorporated by reference, or deemed to be incorporated by reference, therein prior to 7:30 p.m. (New York City time) on October 1, 2020 (the “Initial Sale Time”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such documents. Any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, any Base Prospectus, any Pre-Pricing Prospectus, the Prospectus Supplement, the Final Offering Document or any Permitted Free Writing Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act on or after the initial effective date of the Registration Statement, or the date of such Base Prospectus, such Pre-Pricing Prospectus, the Prospectus Supplement, the Final Offering Document or such Permitted Free Writing Prospectuses, as the case may be, and deemed to be incorporated by reference therein.

For the purposes of this Agreement, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York are authorized or obligated by law, executive order or regulation to close. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or,” as used herein, is not exclusive.

Section 1.     Representations and Warranties of the Company. The Company represents and warrants to the International Underwriters and the International Agents as set forth below:

(a)            Shelf Registration Statement. The Company has prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 under the Securities Act (the file number of which is set forth in the Terms Agreement) on Form F-3, including a related Base Prospectus, for registration under the Securities Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Initial Sale Time, became effective upon filing. The conditions to the use of Form F-3 in connection with the offering and sale of the International Offered Securities as contemplated hereby have been satisfied. No order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or related to the offering has been initiated or threatened by the Commission. The Company may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more Pre-Pricing Prospectus relating to the International Offered Securities, each of which has previously been furnished to you. The Company will file with the Commission a final prospectus supplement relating to the Securities in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the Securities Act and the rules thereunder and, except to the extent the International Underwriters and the International Agents shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Initial Sale Time or, to the extent not completed at the Initial Sale Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Pre-Pricing Prospectus) as the Company has advised you, prior to the Initial Sale Time, will be included or made therein. The Registration Statement, at the Initial Sale Time, meets the requirements set forth in Rule 415(a)(1)(x) under the Securities Act. The initial Effective Time of the Registration Statement was not earlier than the date three years before the Initial Sale Time.

(b)            Substance of Registration Statement. On the applicable Effective Time, the Registration Statement complied, and when the Final Offering Document is first filed in accordance with Rule 424(b) and on the Closing Date, the Final Offering Document (and any supplement thereto) will comply, in all material respects with the applicable requirements of the Securities Act. On the applicable Effective Time and at the Initial Sale Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Each Pre-Pricing Prospectus complied, at the time it was filed with the Commission, and complies as of the date hereof, in all material respects with the requirements of the Securities Act. On the date of any filing pursuant to Rule 424(b), each Pre-Pricing Prospectus did not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. On the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Final Offering Document (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representations or warranties as to (i) any Underwriter Information (as defined below), (ii) any Selling Shareholder Information (as defined below).

(c)            Disclosure Package. At the Initial Sale Time, the Disclosure Package does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Company makes no representation or warranty with respect to Underwriter Information (as defined below) or Selling Shareholder Information (as defined below).

(d)            Compliance with Securities Act and Exchange Act. The documents incorporated by reference in the Registration Statement, the Disclosure Package or the Final Offering Document, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act, and any further documents deemed to be or, in the case of a Report on Form 6-K, designated as being incorporated by reference in the Registration Statement or the Disclosure Package after the date of the Agreement, when such documents are filed with or furnished to the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and when read together with the other information included or incorporated in the Registration Statement, the Disclosure Package or the Final Offering Document, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)            Issuer. The Company meets the requirements for use of Form F-3 under the Securities Act. The Company was (i) at the time of initial filing of the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Securities Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the International Offered Securities in reliance on the exemption of Rule 163, and is a “well-known seasoned issuer” and was not, and is not, an “ineligible issuer” (in each case as defined in Rule 405 under the Securities Act) at any “determination date” under Rule 164 under the Securities Act or Rule 405 under the Securities Act that is relevant to the offering of the Common ADSs.

(f)            No Objection. The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to its use of the automatic shelf registration statement form.

(g)            Issuer Free Writing Prospectus. No Issuer Free Writing Prospectus (defined below) includes any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; provided that the Company makes no representation or warranty with respect to Underwriter Information (as defined below) or Selling Shareholder Information (as defined below). Each Issuer Free Writing Prospectus, as supplemented by and taken together with the Disclosure Package as of the Initial Sale Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to Underwriter Information (as defined below) or Selling Shareholder Information (as defined below).

(h)            XBRL. The interactive data in the eXtensible Business Reporting Language (“XBRL”) incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(i)            Organization and Good Standing. Each of the Company and its subsidiaries has been duly organized and/or incorporated, is validly existing and is in good standing (to the extent the concept of good standing is recognized in the respective jurisdiction) as a corporation (sociedade por ações) under the laws of Brazil, in the case of the Company, and under the laws of the jurisdiction of its incorporation or organization in the case of the Company’s subsidiaries. Each of the Company and its subsidiaries is duly qualified to do business and is in good standing (to the extent the concept of good standing is recognized in the respective jurisdiction) in each jurisdiction in which its respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and has all power and authority necessary to own or hold its respective properties and to conduct the businesses in which it is engaged, except where the failure to be so qualified, in good standing (to the extent the concept of good standing is recognized in the respective jurisdiction) or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company and its subsidiaries of their respective obligations under the Transaction Documents (a “Material Adverse Effect”). For the purpose of this Agreement, the term “subsidiary” has the meaning set forth in Rule 405 under the Securities Act

(j)            Capitalization. The Company has the capitalization as set forth in each of the Disclosure Package and the Final Offering Document under the heading “Capitalization,” and all the outstanding shares of capital stock or other equity interests of each significant subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

(k)            Common ADSs. Upon issuance by the Depositary of the Common ADSs to be sold hereunder against the deposit of International Offered Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such Common ADSs will be duly and validly issued and the persons in whose names the Common ADSs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the issuance and sale of the Common ADSs are not subject to any preemptive or similar rights or rights of first offer, first refusal or similar rights.

(l)            Due Authorization. The Company has full right, power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

(m)            No Violation or Default. Neither the Company nor any of its subsidiaries is (i) in violation of their memorandum and articles of association, charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any property or asset of the Company or any of its subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(n)            No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents to which it is a party, the issuance and sale of the International Offered Securities and the use of proceeds thereof, and the consummation of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its subsidiaries pursuant to any mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property, right or asset of the Company or any of its subsidiaries is subject, (ii) result in any violation of the provisions of the memorandum and articles of association, charter or bylaws or similar organizational documents of the Company or any of its subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect.

(o)            No Consents Required. No consent, approval, authorization, filing, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority or agency or body having jurisdiction over the Company or any of its properties or assets is required for (A) the sale and delivery of the International Offered Securities by the Selling Shareholder, or (B) the execution, delivery or performance by the Company of any of its obligations under this Agreement in the manner contemplated in the Registration Statement, the Disclosure Package and the Final Offering Document, except for (i) the filing of the Prospectus Supplement pursuant to Rule 424(b) under the Securities Act, (ii) such consents as may be required under state or foreign securities or blue sky laws, (iii) such as may be required by the securities or similar laws of any foreign jurisdiction other than Brazil in connection with the purchase, distribution and/or placement of the International Offered Securities by the International Underwriters and International Agents and the Brazilian Underwriters, (iv) maintenance of the Company’s adherence to the rules of the Novo Mercado segment, (v) the (a) maintenance of the Company’s registration with the CVM as a category “A” publicly traded company (companhia aberta) (emissor de valores mobiliários – categoria “A” da CVM), (b) registration of the Brazilian Offered Shares as provided for in this Agreement and in the Brazilian Underwriting Agreement, (vi) approval by the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) relating to the registration of the offering of the Brazilian Offered Shares, as provided for in this Agreement and in the Brazilian Underwriting Agreement, (vii) the registration request that shall be duly filed, as required by the regulations of ANBIMA, within 15 days of the date of the Anúncio de Encerramento de Oferta Pública de Distribuição Secundária de Ações Ordinárias de Emissão da Suzano S.A., (viii) such filings or consents as may be required by the by-laws and rules of the Financial Industry Regulatory Authority Inc. (“FINRA”) in connection with the use of the Base Prospectus and the purchase and distribution of the Common ADSs by the International Underwriters or the placement of the International Offered Shares by the International Agents, (ix) the approval by the CVM of the offering of the Brazilian Offered Shares as contemplated by the Brazilian Underwriting Agreement, which has been obtained and remains in full force and effect or will be obtained prior to the Closing Date, and (x) such approvals as may be required from the Brazilian Central Bank for any payments outside Brazil pursuant to Section 9 of this Agreement.

(p)            Consolidated Financial Statements. The consolidated financial statements of the Company included in the Base Prospectus, Pre-Pricing Prospectus, Disclosure Package, Final Offering Document and the Registration Statement present fairly, in all material respects, the consolidated financial condition of the Company as of the dates indicated and its consolidated financial performance and its cash flows for the periods specified. The consolidated financial statements of the Company (i) were prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee, and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods covered thereby and (ii) comply as to form with the applicable accounting requirements of the Securities Act.

(q)            Accounting Controls. The Company maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”) that are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company does not reasonably expect to publicly disclose a significant deficiency, material weakness, change in internal controls or fraud involving management or other employees who have a significant role in internal controls, any violation of, or failure to comply with, the Securities Laws, or any matter which, if determined adversely, would individually or in the aggregate have a Material Adverse Effect.

(r)            Disclosure Controls. The Company and its subsidiaries have established and maintain effective disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-14 under the Exchange Act) and has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(s)            Compliance with ERISA. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001(a)(14) of ERISA or any entity that would be regarded as a single employer with the Company under Section 414(b),(c),(m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan, excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA), and no Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA is in “endangered status” or “critical status” (within the meaning of Sections 304 and 305 of ERISA); (v) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA and the regulations promulgated thereunder) has occurred or is reasonably expected to occur; (vii) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification; (viii) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA); and (ix) none of the following events has occurred or is reasonably likely to occur: (A) a material increase in the aggregate amount of contributions required to be made to all Plans by the Company or its Controlled Group affiliates in the current fiscal year of the Company and its Controlled Group affiliates compared to the amount of such contributions made in the Company’s and its Controlled Group affiliates’ most recently completed fiscal year; or (B) a material increase in the Company and its subsidiaries’ “accumulated post-retirement benefit obligations” (within the meaning of Accounting Standards Codification Topic 715-60) compared to the amount of such obligations in the Company and its subsidiaries’ most recently completed fiscal year, except in each case with respect to the events or conditions set forth in (i) through (ix) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect.

(t)            Underwriting and Agency Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(u)            Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company.

(v)            Absence of Taxes in Brazil. Except as described in or expressly contemplated by each of the Registration Statement, the Disclosure Package and the Final Offering Document, under the current laws and regulations and interpretations of Brazil or any political subdivision thereof (each, a “Relevant Taxing Jurisdiction”), there are no taxes (including stamp tax), duties, levies, imposts, deductions, charges or withholdings imposed or, to the knowledge of the Company, pending or proposed, by any Relevant Taxing Jurisdiction either (i) on or by virtue of the execution of, delivery or performance by the Company of, or the enforcement of, the Transaction Documents or of any other document to be furnished hereunder or thereunder or (ii) on any payment to be made under or pursuant to this Agreement or the Deposit Agreement, the sale of the Common ADSs and the Common Shares to the International Underwriters, or the resale of such Common ADSs and Common Shares by the International Underwriters to investors, the sale of the Offered Securities to the Brazilian Underwriters, the placement of the Offered Securities by the International Underwriters, the deposit of the Common Shares under the Deposit Agreement, or relating to the issuance, creation, delivery, transfer, placement or sale of Offered Securities, in the context of the Global Offering, in each case except for (A) any tax, levy, impost, deduction, charge or withholding imposed on the International Underwriters, International Agents and other institutions that participate in the International Offering due to any reimbursement or remuneration of the International Underwriters or International Agents received from the Company, (B) a registration fee (taxa de fiscalização) payable to the CVM, (C) a fee payable to the B3, (D) a fee payable to the Brazilian financial institutions association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), (E) registration fees payable to the commercial registry (JUCERJ – Junta Comercial do Estado do Rio de Janeiro or JUCEBA – Junta Comercial do Estado da Bahia) related to the registration of any corporate acts with reference to the Global Offering, and (F) the Income Tax (Imposto de Renda das Pessoas Jurídicas IRPJ), the Withholding Income Tax (Imposto de Renda Retido na Fonte IRRF), the Social Contribution on Profits (Contribuição Social sobre Lucro Líquido CSLL), the Social Contribution on Gross Revenues or on Import of Services (Programa de Integração Social PIS and Contribuição para Financiamento da Seguridade Social COFINS), the Tax on Services (Imposto sobre Serviços de Qualquer Natureza ISS), the Tax on Foreign Exchange Financial Transactions (Imposto sobre Operações de Crédito, Câmbio e Seguros ou relativos a Títulos e Valores Mobiliários IOF) and the Contribution on Economic Intervention (Contribuição de Intervenção no Domínio Econômico CIDE), as applicable.

(w)            Independent Accountant (PwC). PricewaterhouseCoopers Auditores Independentes (“PwC”), which has (i) reviewed the unaudited condensed consolidated interim financial information of Suzano for the three and six month periods ended June 30, 2020 and 2019 as included in the Registration Statement; (ii) audited the consolidated financial statements of Suzano S.A. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2019 of Suzano incorporated by reference to Suzano’s 2019 Form 20-F for the year ended December 31, 2019 and (iii) audited the consolidated financial statements of Fibria Celulose S.A. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 incorporated by reference in the Registration Statement, is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) (the "PCAOB") and as of February 21, 2019 and during the period covered by the financial statements on which PwC reported, PwC was an independent registered public accounting firm with respect to Fibria Celulose S.A. within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the PCAOB.

(x)            No Material Adverse Change. Since the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Final Offering Document, (a) there has not been (1) any change in the capital stock or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company or any of its subsidiaries on any class of capital stock, or (2) any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, results of operations or prospects of the Company or any of its subsidiaries, taken as a whole; (b) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company or any of its subsidiaries, taken as a whole, or incurred any liability or obligation, direct or contingent, that is material to the Company or any of its subsidiaries, taken as a whole, except for, in case of the Company, the issue of the International Offered Securities as provided for in this Agreement; and (c) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business (1) from fire, explosion, flood or other calamity, whether or not covered by insurance or (2) from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority material to the Company and its subsidiaries taken as a whole, except in each case as otherwise disclosed in the Registration Statement, the Disclosure Package and the Final Offering Document.

(y)            No Labor Disputes. Other than as set forth or contemplated in the Disclosure Package and the Final Offering Document under “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations”, “8. Financial Information—A. Consolidated Statements and Other Financial Information” and the notes to our financial statements, there are no labor disturbances by or disputes with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the principal suppliers, contractors or customers of the Company or any of its subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect.

(z)            Licenses and Permits. Except as described in the Disclosure Package and the Final Offering Document under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil and Environmental Proceedings—Environmental Matters”, the Company and its subsidiaries possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Disclosure Package and the Final Offering Document, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in the Disclosure Package and the Final Offering Document under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil and Environmental Proceedings—Environmental Matters”, neither the Company nor any of its subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, sub-license, certificate, permit or authorization will not be renewed in the ordinary course, which such revocations, modifications or non-renewals would reasonably be expected to have a Material Adverse Effect.

(aa)      Taxes. The Company and each of its subsidiaries have paid, or have caused to be paid on their behalf, all federal, state, local and foreign taxes and filed, or have caused to be filed on their behalf, all tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in each of the Disclosure Package and the Final Offering Document under the headings “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Tax Proceedings” there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets, except, in each case (i) for such taxes that are not yet delinquent or that are being contested in good faith and through proper proceedings, and against which adequate reserves are being maintained in accordance with generally accepted accounting principles or (ii) as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(bb)      Title to Real and Personal Property. The Company and each of its subsidiaries have good and marketable title in fee simple, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and each of its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (a) do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries or (b) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(cc)      Insurance. Except as otherwise disclosed in the Disclosure Package and the Final Offering Document, the Company and its significant subsidiaries have insurance covering their respective material properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are, in the reasonable judgment of the Company, adequate to protect the Company and each of its subsidiaries and their respective businesses; and neither the Company nor any of its significant subsidiaries have (i) received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(dd)      Intellectual Property. (i) The Company and each of its subsidiaries own or have the right to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used in the conduct of their respective businesses, except for failures that could not reasonably be expected to have a Material Adverse Effect; (ii) to the best knowledge of the Company, the Company and each of its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any Intellectual Property of any person; (iii) the Company and each of its subsidiaries have not received any notice of any claim of infringement of or conflict with any such rights of others, which infringement would be expected to have a Material Adverse Effect relating to Intellectual Property; and (iv) to the best knowledge of the Company, the Intellectual Property of the Company and each of its subsidiaries is not being infringed, misappropriated or otherwise violated by any person.

(ee)      Certain Environmental Matters. Except as described in the Disclosure Package and the Final Offering Document under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Civil and Environmental Proceedings—Environmental Matters”, (i) the Company and each of its subsidiaries (a) are, and at all prior times were, in compliance with all, and have not violated any, applicable federal, state, local and foreign laws (including common law), rules, regulations, requirements, decisions, judgments, decrees, orders and other legally enforceable requirements relating to pollution or the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (b) have received and are in compliance with all, and have not violated any permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (c) have not received notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice; and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or any of its subsidiaries, except in the case of each of (i) and (ii) above, for any such matter as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) to the best knowledge of the Company (x) there is no proceeding that is pending, or that is known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of U.S.$10,000,000 or more will be imposed, (y) neither the Company nor any of its subsidiaries are aware of any facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that could reasonably be expected to have a Material Adverse Effect on the capital expenditures, earnings or competitive position of the Company or any of its subsidiaries, and (z) none of the Company or any of its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(ff)       Sarbanes-Oxley Act. There is and has been no material failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(gg)      No Unlawful Payments. Neither the Company nor any of its subsidiaries, nor any director or officer of the Company or any of its subsidiaries nor, to the best knowledge of the Company, any employee, agent, affiliate or other person associated with or acting on behalf of the Company or its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption laws (including, without limitation, the Brazilian Penal Code, the Brazilian Law No. 12,846/2013 and the Brazilian Decree No. 8,420/2015), each as amended from time to time; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company has instituted, maintains and enforces, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws, and these policies and procedures are also applicable to the Company and its subsidiaries.

(hh)      Compliance with Anti-Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering statutes of all jurisdictions where the Company or any of its subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Money Laundering Laws”), and, to the best knowledge of the Company, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(ii)        No Conflicts with Sanctions Laws. Neither the Company nor any of its subsidiaries, directors or officers, nor, to the best knowledge of the Company, any employee or other person acting on behalf of the Company or any of its subsidiaries is currently designated on any sanctions lists maintained by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, or Her Majesty’s Treasury (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country, region or territory that is subject to comprehensive Sanctions (currently Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”)).

(jj)        Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) included or incorporated by reference in any of the Disclosure Package or the Final Offering Document has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(kk)      Statistical and Market Data. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included or incorporated by reference in each of the Disclosure Package and the Final Offering Document is not based on or derived from sources that are reliable and accurate in all material respects.

(ll)        Absence of Immunity. Neither the Company nor any of its significant subsidiaries nor any of their assets or revenues has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Brazil or the United States and, to the extent that the Company, any of its significant subsidiaries or any of their respective assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated by the Transaction Documents, may at any time be commenced, the Company has waived, and will waive, or will cause its significant subsidiaries to waive, such right to the extent permitted by law.

(mm)     Validity of Certain Provisions. To the best knowledge of the Company, the indemnification and contribution provisions set forth in Section 10 hereof do not contravene Brazilian law or public policy.

(nn)      Consent to Jurisdiction; Appointment of Agent for Service of Process. The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Brazil and will be honored by the courts of Brazil. The Company (A) has the power to submit, and pursuant to this Agreement and the other Transaction Documents have legally, validly, effectively and irrevocably submitted, to the nonexclusive jurisdiction of the Federal and state courts, in the Borough of Manhattan in the City of New York, and (B) has the power to designate, appoint and empower, and pursuant to this Agreement, have legally, validly, effectively and irrevocably designated, appointed and empowered, an agent for service of process in any suit or proceeding arising out of or related to the Transaction Documents and the transactions contemplated hereby, as provided in Section 16 of this Agreement.

(oo)      Enforceability of New York Judgment. Any final judgment for a sum of money obtained against the Company in the New York or United States Federal courts located in the borough of Manhattan in The City of New York in respect of any sum payable by them under the International Offered Securities would be recognized and enforced against the Company by the courts of Brazil without reexamination or re-litigation of the matters adjudicated upon; provided that such judgment has been previously recognized by the Superior Court of Justice of Brazil. In order to be recognized by the Superior Court of Justice of Brazil, a foreign judgment must meet the following conditions, under Brazilian Civil Code of Procedure, articles 963 and 964: (i) it must comply with all formalities necessary for its enforcement under the laws of the place where it was issued; (ii) it must have been issued by a competent court after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence (revelia) has been given, in accordance with applicable law; (iii) it must be effective under the laws of the country where the foreign judgment is granted; (iv) it must not be contrary to Brazilian national sovereignty, public policy or good morals or violate human dignity; (v) it must not violate a final and unappealable decision issued by a Brazilian court; (vi) it must not offend the exclusive jurisdiction of Brazilian courts, under Brazilian Civil Code of Procedure, article 23; (vii) it must be duly apostilled in the place where the judgment was obtained or, if the place of signing is not a contracting state to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated October 5, 1961, it must be duly authenticated by a Brazilian consulate and, in either case, be accompanied by a sworn translation thereof into Portuguese, unless an exemption is provided by an international treaty to which Brazil is a signatory; and the Company is not aware of any reason why the enforcement in Brazil of such a judgment in respect of the Transaction Documents would be contrary to public policy in Brazil or any political subdivision thereof; and (viii) does not conflict with a previous final and unappealable decision issued by a Brazilian court on the same matter and involving the same parties (res judicata).

(pp)      Absence of Residence. No holder of International Offered Securities or the International Underwriters or International Agents will be deemed resident, domiciled, carrying on business or subject to taxation in Brazil on a net income basis solely by virtue of the execution or delivery of this Agreement or the Deposit Agreement or the issuance or sale of the International Offered Securities or by virtue of the ownership of an International Offered Security or the receipt of payment thereon. It is not required under the laws of Brazil or any political subdivision thereof or any authority or agency therein in order to enable (i) a holder of International Offered Securities or an owner of any interest therein to enforce its respective rights under the International Offered Securities or (ii) an International Underwriter or International Agent to enforce its respective rights under any of the Transaction Documents, that it should, solely by reason of its holding of International Offered Securities or the issuance, acceptance, execution, delivery, performance or enforcement of the Transaction Documents, as applicable, to be licensed, qualified or otherwise entitled to carry on business in Brazil or any political subdivision thereof or authority or agency therein.

(qq)     Cyber Security; Data Protection. The Company and each of its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and each of its subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except in each case as would not, singly or in the aggregate, result in a Material Adverse Effect. The Company and each of its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and each of its subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

(rr)       Solvency. On and immediately after the Closing Date, the Company and each of its subsidiaries (after giving effect to the issuance and sale of the International Offered Securities and the other transactions related thereto as described in each of the Disclosure Package and the Final Offering Document) will be Solvent. As used in this paragraph, the term “Solvent” means, with respect to a particular date and entity, that on such date (i) the fair value (and present fair saleable value) of the assets of such entity is not less than the total amount required to pay the probable liability of such entity on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) such entity is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) assuming consummation of the issuance and sale of the International Offered Securities as contemplated by this Agreement, the Disclosure Package and the Final Offering Document, such entity does not have, intend to incur or believe that it will incur debts or liabilities beyond its ability to pay as such debts and liabilities mature; (iv) such entity is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital; and (v) such entity is not a defendant in any civil action that would result in a judgment that such entity is or would become unable to satisfy.

(ss)       Absence of Filing. This Agreement is in proper legal form under the laws of Brazil and the United States for the enforcement thereof in Brazil or the United States against the Company; to ensure the legality, validity, enforceability or admissibility into evidence of this Agreement in Brazil or the United States, it is not necessary that it be submitted to, filed or recorded with any court or other authority in Brazil or the United States or that any tax, imposition or charge be paid in Brazil or the United States on or in respect of such document, except that (A) in order to be enforceable and admissible into evidence in the courts of Brazil (1) the signatures of the parties signing this Agreement outside Brazil shall be notarized by a notary public qualified as such under the laws of the place of signing and the signature of such notary public must be authenticated by a Brazilian consular officer at the competent Brazilian consulate (except if the place of signing is a contracting state to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated October 5, 1961, in which case an apostille would be required), (2) this Agreement must be translated into Portuguese by a sworn translator in Brazil, and (3) this Agreement, together with their respective sworn translations into the Portuguese language, must be registered with the competent Registry of Deeds and Documents (Cartório de Registro de Títulos e Documentos), which registration can be made at any time prior to judicial enforcement thereof in Brazil; (B) the enforceability of such documents in the courts of Brazil is also subject to the payment of certain expenses and court fees in connection thereof in the courts of Brazil; and (C) the enforceability of such agreements in the courts of the United States is also subject to the payment of certain expenses and court fees in connection therewith in U.S. courts.

(tt)       Legal Proceedings. Except as described as described in each of the Registration Statement, the Disclosure Package and the Final Offering Document, there are no legal, governmental or regulatory investigations, actions, demands, suits, arbitrations, or proceedings (“Actions”) pending to which the Company or any of its subsidiaries is or may be a party or to which any property of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect or could materially and adversely affect the ability of the Company to perform its obligations under the Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby; and no such Actions are threatened or, to the best knowledge of the Company contemplated by any governmental or regulatory authority or by others.

(uu)      Passive Foreign Investment Company. The Company believes that it was not a passive foreign investment company (a “PFIC”) within the meaning of Section 1297 of the Code with respect to its 2019 taxable year, and the Company does not anticipate becoming a PFIC for its 2020 taxable year or the foreseeable future.

(vv)      Absence of Stabilization or Manipulation. Neither the Company nor any of its subsidiaries or affiliates, has taken or will take, directly or indirectly, any action designed to, or which could reasonably be expected to cause or result in, any stabilization or manipulation of the price of any equity security of the Company to facilitate the initial sale or resale of the International Offered Securities under the Exchange Act, or otherwise. Neither the Company nor any of its subsidiaries or affiliates has issued or will issue, without the prior consent of the Representatives, any stabilization announcement referring to the proposed issue of International Offered Securities.

(ww)     Distributions in Respect of Common Shares. Except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Final Offering Document, no approvals are currently required in Brazil in order for the Company to pay dividends or other distributions declared by the Company to the holders of Common Shares; and under current laws and regulations of Brazil, any amounts payable with respect to the Common Shares upon liquidation of the Company or upon redemption thereof and dividends and other distributions declared and payable on the Common Shares may be paid by the Company in U.S. dollars and freely transferred out of Brazil. Except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Final Offering Document, no such payments made to holders of Common Shares who are non-residents of Brazil currently are subject to income, withholding or other taxes under laws and regulations of Brazil or any political subdivision or taxing authority thereof or therein and such payments will be free and clear of any other tax, duty, withholding or deduction in Brazil or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Brazil or any political subdivision or taxing authority thereof or therein.

(xx)       Investment Company Act. The Company is not an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

Any certificate signed by any officer of the Company and delivered to you or counsel for the Underwriters in connection with the offering of the International Offered Securities shall be deemed a representation and warranty by the Company to each International Underwriter and the International Agents as to the matters covered thereby as of the date of such certificate.

Section 2.      Representations and Warranties of the Selling Shareholder. The Selling Shareholder represents and warrants to the International Underwriters and the International Agents as set forth below:

(a)         Information furnished by the Selling Shareholder. All information furnished by the Selling Shareholder in writing to the Company specifically for inclusion in the Registration Statement did not, as of the Effective Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; at no time during the period that begins on the earlier of the date of each Pre-Pricing Prospectus and the date such Pre-Pricing Prospectus was filed with the Commission and ends at the Closing Date did or will any information furnished by the Selling Shareholder in writing to the Company specifically for inclusion in any Pre-Pricing Prospectus, as amended or supplemented prior to the Initial Sale Time, or Closing Date, as applicable, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at no time during such period did or will any information furnished by the Selling Shareholder to the Company in writing specifically for inclusion in any Pre-Pricing Prospectus, as amended or supplemented prior to the Initial Sale Time, or Closing Date, as applicable, together with any combination of one or more of the then issued Permitted Free Writing Prospectuses, if any, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; at no time during the period that begins on the earlier of the date of the Final Offering Document and the date the Final Offering Document is filed with the Commission and ends at the Closing Date did or will any information furnished by the Selling Shareholder in writing to the Company specifically for inclusion in the Final Offering Document, as amended or supplemented prior to the Closing Date, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; at no time during the period that begins on the date hereof and ends at the Closing Date did or will any information furnished by the Selling Shareholder in writing to the Company specifically for inclusion in the Disclosure Package, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. For the purposes of this Agreement, information furnished by the Selling Shareholder in writing to the Company specifically for inclusion in the documents listed above shall consist only of the Selling Shareholder’s name and information relating to its holding of Common Shares set forth under the headings “Selling Shareholder” in the Base Prospectus, the Pre-Pricing Prospectus, the Prospectus Supplement and the Final Offering Document or any amendments or supplements thereto (the “Selling Shareholder Information”); provided the Selling Shareholder makes no warranty or representation with respect to any information furnished to the Company by any International Agent nor to any information furnished to any International Agent by the Company.

(b)        Offer or Sale by the Selling Shareholder. The Selling Shareholder has not, prior to the execution of this Agreement, offered or sold any International Offered Securities, by means of any “prospectus” (within the meaning of the Securities Act), or used any “prospectus” (within the meaning of the Securities Act) in connection with the offer or sale of the International Offered Securities, in each case other than the then most recent Pre-Pricing Prospectus.

(c)        No Violation or Default. The Selling Shareholder is not currently in violation of its charter, by-laws or comparable organizational documents; neither the sale of the International Offered Securities by the Selling Shareholder, the execution and delivery of this Agreement nor the consummation of any of the transactions described or contemplated herein, nor the fulfillment of the terms thereof will conflict with, (i) the charter, by-laws or comparable organizational documents of the Selling Shareholder, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Selling Shareholder is a party or is bound or to which any of their property or assets is subject or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Selling Shareholder, except in the case of clauses (ii) or (iii) such as could not reasonably be expected to have (A) any material adverse effect on the condition (financial or otherwise), business, properties, earnings or prospects of the Selling Shareholder, together with its consolidated subsidiaries, or (B) any material adverse effect on the ability of the Selling Shareholder to perform its obligations under this Agreement (a “Selling Shareholder Material Adverse Effect”).

(d)        No Consents Required. No consent, approval, authorization, filing with or order of any court or governmental agency or other regulatory authority or body having jurisdiction over the Selling Shareholder or any of its properties or assets is required for (A) the sale and delivery of the International Offered Securities by the Selling Shareholder, or (B) the execution, delivery or performance by the Selling Shareholder of any of its obligations under this Agreement in the manner contemplated in the Registration Statement, the Disclosure Package and the Final Offering Document, except for (i) the filing of the Prospectus Supplement pursuant to Rule 424(b) under the Securities Act, (ii) such consents as may be required under state or foreign securities or blue sky laws, (iii) such as may be required by the securities or similar laws of any foreign jurisdiction other than Brazil in connection with the purchase, distribution and/or placement of the International Offered Securities by the International Underwriters and International Agents and the Brazilian Underwriters, (iv) maintenance of the Company’s adherence to the rules of the Novo Mercado segment, (v) the (a) maintenance of the Company’s registration with the CVM as a category “A” publicly traded company (companhia aberta) (emissor de valores mobiliários – categoria “A” da CVM), (b) registration of the offering of the Brazilian Offered Shares as provided for in this Agreement and in the Brazilian Underwriting Agreement, (vi) approval by ANBIMA relating to the registration of the offering of the Brazilian Offered Shares, as provided for in this Agreement and in the Brazilian Underwriting Agreement, (vii) the registration request that shall be duly filed, as required by the regulations of ANBIMA, within 15 days of the date of the Anúncio de Encerramento de Oferta Pública de Distribuição Secundária de Ações Ordinárias de Emissão da Suzano S.A. (viii) such filings or consents as may be required by the by-laws and rules of FINRA in connection with the use of the Base Prospectus and the purchase and distribution of the Common ADSs by the International Underwriters or the placement of the International Offered Shares by the International Agents, (ix) the approval by the CVM of the offering of the Brazilian Offered Shares as contemplated by the Brazilian Underwriting Agreement, which has been obtained and remains in full force and effect or will be obtained prior to the Closing Date, and (x) such approvals as may be required from the Brazilian Central Bank for any payments outside Brazil pursuant to Section 9 of this Agreement.

(e)         Absence of Stabilization or Manipulation. The Selling Shareholder has not taken any action designed to, or which could reasonably be expected to cause or result in, any stabilization or manipulation of the price of any equity security of the Company to facilitate the initial sale or resale of the International Offered Securities under the Exchange Act, or otherwise; provided, however, that no representation or warranty is given by the Selling Shareholder with respect to any actions of the International Underwriters or the International Agents. The Selling Shareholder has not issued or will not issue, without the prior consent of the Representatives, any stabilization announcement referring to the proposed issue of International Offered Securities.

(f)         Clear Title to Securities. The Selling Shareholder now is and, at the time of delivery of the International Offered Securities pursuant to this Agreement, will be the lawful owner of the International Offered Securities and has and, at the time of delivery of the International Offered Securities pursuant to this Agreement, will have valid and marketable title to the International Offered Securities, free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

(g)        Transfer of Title to Securities. Upon delivery of and payment for the Common ADSs as provided herein, registration of the Common ADSs in the name of a nominee as may be designated by the Depository Trust Company (“DTC”), and crediting such Common ADSs on the books of DTC to the securities account (as defined in Section 8-501(a) of the Uniform Commercial Code) of the International Underwriters, a good and valid security entitlement to such Common ADSs, free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances, will pass to the several International Underwriters in respect of such Common ADSs.

(h)        Power and Authority. The Selling Shareholder has and, at the time of delivery of the International Offered Securities pursuant to this Agreement will have, full legal right, power and capacity, and all authorizations and approvals required by law (other than those imposed by the Securities Act and state securities or blue sky laws), to (i) enter into this Agreement, (ii) sell, assign, transfer and deliver the International Offered Securities pursuant to this Agreement in the manner provided herein and (iii) make the representations, warranties and agreements made by the Selling Shareholder herein.

(i)          Authorization. The Selling Shareholder is duly and irrevocably authorized to execute and deliver this Agreement and any other documents necessary or desirable in connection with the transactions contemplated hereby and to deliver the International Offered Securities to be sold by the Selling Shareholder pursuant to this Agreement, and receive payment therefor pursuant hereto.

(j)         Clean Hands; No Present Intent to Dispose of Remainder of Capital Stock. The sale of the International Offered Securities to be sold by the Selling Shareholder pursuant to this Agreement and the Brazilian Underwriting Agreement, is not prompted by any information concerning the Company or any subsidiary thereof that is not set forth in the Registration Statement, the Disclosure Package or the Final Offering Document.

(k)        Taxes. On the Closing Date, all stock transfer or other taxes (other than income taxes), if any, that are required to be paid on or prior to the Closing Date in connection with the issuance, sale and transfer of the Common ADSs to be sold by the Selling Shareholder to the several International Underwriters hereunder will be fully paid or provided for by the Selling Shareholder, and all laws imposing such taxes will be fully complied with.

(l)         Good Standing of the Selling Shareholder. The Selling Shareholder has been duly organized and is validly existing as an empresa estadal subsidiária (a wholly-owned subsidiary of BNDES, an empresa pública, a state-owned company) in good standing (to the extent that good standing is applicable under applicable law) under the laws of Brazil and the Selling Shareholder has the full corporate power and authority to enter into and perform its obligations under this Agreement, except where the failure to be so qualified, in good standing (to the extent the concept of good standing is recognized in the respective jurisdiction) or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Selling Shareholder or on the performance by the Selling Shareholder of its obligations under this Agreement.

(m)        Absence of Immunity. The Selling Shareholder is subject to civil and commercial law in respect of its obligations hereunder and the Selling Shareholder is not, nor are any of its properties, assets or revenues subject to any right of immunity under Brazilian or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Brazilian, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to its obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Selling Shareholder or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of, or relating to the transactions contemplated hereby, may at any time be commenced, the Selling Shareholder has waived or will waive such right to the extent permitted by law and have consented to such relief and enforcement as provided herein.

(n)        Submission to Jurisdiction. The submission of the Selling Shareholder to the nonexclusive jurisdiction of the state and federal courts in the Borough of Manhattan, City of New York, New York in Section 16 hereof is legal, valid and binding under the laws of Brazil; the appointment of Corporation Service Company, located, on the date hereof, at 1180 Avenue of the Americas, Suite 210, New York, New York, 10036 as its authorized agent (the “Selling Shareholder Authorized Agent”) for the purpose described in Section 16 below is legal, valid and binding under the laws of Brazil.

(o)        Enforcement of Judgments. Any final judgment for any amount payable by the Selling Shareholder rendered by any court of the State of New York or of the United States located in the State of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Selling Shareholder based upon this Agreement would be declared enforceable against the Selling Shareholder by the Superior Court of Justice of Brazil, as applicable, without re-examination, review of the merits of the cause of action in respect of which the original judgment was given or relitigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty, as provided in the provisions for enforcement of foreign judgments set forth in the Registration Statement, the Disclosure Package and the Final Offering Document, provided that such confirmation will be granted only if such judgment: (i) complies with all formalities necessary for its enforcement under the laws of the place where it was issued; (ii) has been issued by a competent court after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence (revelia) has been given, in accordance with applicable law; (iii) is effective under the laws of the country where the foreign judgment is granted; (iv) is not contrary to Brazilian national sovereignty, public policy or good morals or violate human dignity; (v) does not violate a final and unappealable decision issued by a Brazilian court; (vi) does not offend the exclusive jurisdiction of Brazilian courts; and (vii) is duly apostilled in the place where the judgment was obtained or, if the place of signing is not a contracting state to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated October 5, 1961, it must be duly authenticated by a Brazilian consulate and, in either case, be accompanied by a sworn translation thereof into Portuguese, unless an exemption is provided by an international treaty to which Brazil is a signatory; and the Selling Shareholder is not aware of any reason why the enforcement in Brazil of such a judgment in respect of the Transaction Documents would be contrary to public policy in Brazil or any political subdivision thereof.

(p)        Certain Use of Proceeds. No part of the proceeds of the sale of the Offered Securities will be used for any purpose that violates the provisions of any of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

(q)        Compliance With Anti-Corruption Laws. Neither the Selling Shareholder, nor any of its directors, officers nor, to the knowledge of the Selling Shareholder, any of its employees or agents (when such employees or agents are acting for or on behalf of the Selling Shareholder) have, in connection with the Company or its subsidiaries, (i) taken any action in violation of any anti-bribery laws or regulation applicable to the Selling Shareholder, or (ii) otherwise made, offered, solicited, or received any unlawful payment, bribe, kickback, or other unlawful benefit. No part of the proceeds received by the Selling Shareholder in connection with the offer and sale of the Selling Shareholder Shares will be used, directly or indirectly, in violation by the Selling Shareholder of any anti-bribery law or regulation applicable to the Selling Shareholder.

(r)         Compliance with Anti-Money Laundering Laws. The operations of the Selling Shareholder have been conducted in compliance with applicable financial recordkeeping and reporting requirements, including those of Brazilian Law 9613/98 (as amended), and, to the best of the Selling Shareholder’s knowledge, the applicable anti-money laundering statutes of all jurisdictions in which the Selling Shareholder is subject to such statutes, the rules and regulations thereunder and any applicable related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “BNDES Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any applicable court or governmental agency, authority or body or any arbitrator involving the Selling Shareholder with respect to the BNDES Anti-Money Laundering Laws is pending or, to the best knowledge of the Selling Shareholder, threatened; and the Selling Shareholder will not knowingly directly or indirectly use the proceeds of the offering of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, affiliate, joint venture partner or other person or entity for the purpose of financing or facilitating any activity that would violate the BNDES Anti-Money Laundering Laws.

(s)         Sanctions. Neither the Selling Shareholder, nor any director or executive officer of the Selling Shareholder, nor, to the best knowledge of the Selling Shareholder, any agent or employee of the Selling Shareholder or other person acting on behalf of the Selling Shareholder is (i) currently a Sanctioned Person or (ii) located, organized or resident in a Sanctioned Country; and the Selling Shareholder will not directly or indirectly use the proceeds of the offering of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing or facilitating the activities of any person currently subject to any Sanctions or in any other manner, in each case as will result in a violation of Sanctions by any person or entity participating in this Agreement.

(t)            No Finder’s Fee. Except for this Agreement and the Brazilian Underwriting Agreement there are no contracts, agreements or understandings between the Selling Shareholder and any person that would give rise to a valid claim against the Selling Shareholder or the International Underwriters and International Agents for a brokerage commission, finder’s fee or other like payment in connection with the offering or placement of the International Offered Securities or any of the transactions contemplated herein and in the Brazilian Underwriting Agreement.

(u)            Enforceability in New York. This Agreement is in proper legal form under the laws of the State of New York for the enforcement thereof in the State of New York against the Selling Shareholder, and it is not necessary in order to ensure the legality, validity, enforcement or admissibility into evidence of this Agreement in the State of New York that this Agreement be filed or recorded with any court or other authority in the State of New York or that any tax or fee be paid in the State of New York on or in respect of this Agreement or any other document, other than court costs, including (without limitation) filing fees.

(v)            Transaction Documents Not Contrary to National Sovereignty or Public Policy. The Selling Shareholder has no reason to believe that any of the provisions of the Transaction Documents to which it is a party are or would be deemed to be against Brazilian national sovereignty or public policy or to violate the dignity of the human person.

(w)            Absence of Residence. No holder of International Offered Securities or the International Underwriters or International Agents will be deemed resident, domiciled, carrying on business or subject to taxation in Brazil on a net income basis solely by virtue of the execution or delivery of this Agreement or the Deposit Agreement or the issuance or sale of the International Offered Securities or by virtue of the ownership of an International Offered Security or the receipt of payment thereon. It is not required under the laws of Brazil or any political subdivision thereof or any authority or agency therein in order to enable (i) a holder of International Offered Securities or an owner of any interest therein to enforce its respective rights under the International Offered Securities or (ii) an International Underwriter or International Agent to enforce its respective rights under any of the Transaction Documents, that it should, solely by reason of its holding of International Offered Securities or the issuance, acceptance, execution, delivery, performance or enforcement of the Transaction Documents, as applicable, to be licensed, qualified or otherwise entitled to carry on business in Brazil or any political subdivision thereof or authority or agency therein.

(x)            Litigation. There are no pending actions, suits, claims, arbitrations, investigations or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) against or affecting the Selling Shareholder, any of their respective directors or officers, or any of their respective properties or assets that, if determined adversely to the Selling Shareholder, or any of their respective directors or officers, could individually or in the aggregate have a Selling Shareholder Material Adverse Effect, and no such actions, suits, claims, arbitrations, investigations or proceedings (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) are, to the Selling Shareholder’s knowledge, threatened or contemplated.

(y)            Governing Law. The choice of laws of the State of New York as the governing law of this Agreement and the Lock-up Agreement (under Schedule C) to which the Selling Shareholder is a party is a valid choice of law under the laws of Brazil and will be honored by the courts of Brazil.

(z)            Public Procurement Rules. The engagement of the International Underwriters and of the Brazilian Underwriters, as underwriters in the Global Offering and in the distribution of Offered Securities, is in compliance with the laws and regulations applicable to the Selling Shareholder, and the hiring has been performed under the terms Article 28, Paragraph 3, I, of Brazilian Federal Law No. 13,303, dated June 30, 2016.

(aa)        No Rights to Force a Sale; No Preemptive Rights. (i) No person has the right, contractual or otherwise, to cause the Selling Shareholder to sell to it any shares of any capital stock or other equity interests of the Company owned by the Selling Shareholder, including any of the Common Shares owned by the Selling Shareholder, and (ii) no person has any preemptive rights, resale rights, co-sale or rights of first refusal, options, warrants, or other rights to purchase, or convert or exchange any securities for any shares of any capital stock or other equity interests of the Company owned by the Selling Shareholder, including any of the Common Shares, in the case of each of the foregoing clauses (i) and (ii), whether as a result of the sale of the Common Shares as contemplated pursuant to the Transaction Documents or otherwise. The Selling Shareholder has no options, warrants or other rights to purchase, or rights to convert any securities for shares of capital stock of or ownership interests in the Company or any of its subsidiaries, including the Common Shares.

Section 3.     Placement, Purchase and Sale.

(a)            Common ADSs. On the basis of the representations, warranties and agreements set forth herein and, subject to the conditions set forth herein, the Selling Shareholder agrees to sell the Common ADSs to the several International Underwriters as provided in this Agreement, and each International Underwriter agrees, severally and not jointly, to purchase from the Selling Shareholder at a purchase price of US$8.1273 per Common ADS the number of Common ADSs set forth opposite such International Underwriter’s name in Schedule A hereto.

(b)            International Agents. On the basis of the representations, warranties and agreements set forth herein and, subject to the conditions set forth herein, the International Agents will act, severally and not jointly, as agents of the Brazilian Underwriters for the facilitation of the placement of the International Offered Shares.

(c)            Public Offering. The Selling Shareholder understands that the International Underwriters intend to make a public offering in the United States of, and the International Agents propose to place, the International Offered Shares as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the International Offered Securities on the terms set forth in the Disclosure Package. The Selling Shareholder acknowledges and agrees that the International Underwriters may offer, sell or place the International Offered Securities to or through any affiliate of an International Underwriter and that any such affiliate may offer, sell or place the International Offered Securities purchased or received by it to or through any International Underwriter.

Section 4.     Delivery and Payment. Payment of the purchase price for the Common ADSs shall be made to the Selling Shareholder by federal funds wire transfer against delivery of the Common ADSs to the Representatives through the facilities of DTC for the respective accounts of the International Underwriters. Such payment and delivery shall be made at 8:00 a.m. (New York City time) on October 6, 2020 (unless another time shall be agreed to by the Representatives, the Company and the Selling Shareholder or unless postponed in accordance with the provisions of Section 14 hereof). The time and date at which such payment and delivery are to be made is hereinafter sometimes called the “Closing Date.” Electronic transfer of the Common ADSs shall be made to the International Underwriters at the time of purchase in such names and in such denominations as the Representatives shall specify.

Section 5.     Offering by Underwriters. Each International Underwriter represents and warrants to and agrees as to itself with the Company and the Selling Shareholder that:

(a)            It will not engage in any activity that reasonably can be expected to cause or result, in stabilization or manipulation of the price of any security, as those terms are used for purposes of the Exchange Act, of Suzano to facilitate the sale or resale of the Common ADSs or the placement of International Offered Shares.

(b)            It has not made and will not make any offer or other communication through any means relating to the Offered Securities that would constitute a “free writing prospectus” (as defined in Rule 405 under the Securities Act) required to be filed by the Company with the Commission or retained by the Company under Rule 433 under the Securities Act.

The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) the Company has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping, as applicable to ineligible issuers.

Section 6.     Covenants of the Company. The Company agrees with each International Underwriter and the International Agents as follows:

(a)            The Company will furnish to the Representatives and to counsel for the International Underwriters and the International Agents, without charge, during the period referred to in paragraph (d) below, as many copies of the Registration Statement, the Disclosure Package and the Final Offering Document and any amendments and supplements thereto (in each case including all exhibits filed therewith and all documents incorporated therein not previously furnished to the Representatives) as any International Underwriter or International Agent may reasonably request, including the delivery of copies of the Prospectus Supplement to the International Underwriters and the International Agents.

(b)            The Company will not amend or supplement, during the period specified in (d) below, the Registration Statement, the Disclosure Package or the Final Offering Document without the prior written consent of the Representatives, which consent will not be unreasonably withheld.

(c)            The Company will notify the Representatives in writing immediately (i) of any request by the Commission for any amendment of or supplement to the Registration Statement, the Disclosure Package or the Final Offering Document or for any additional information, (ii) of the Company’s intention to file or prepare any supplement or amendment to the Registration Statement, the Disclosure Package or the Final Offering Document, (iii) of the mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement, the Disclosure Package or the Final Offering Document, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or of the initiation, or the threatening, of any proceedings therefor, and (v) of the receipt of any comments from the Commission. If the Commission shall propose or enter a stop order at any time, the Company will make every reasonable effort to prevent the issuance of any such stop order and, if issued, to obtain the prompt lifting of such order.

(d)            If, during such period after the commencement of the offering of the International Offered Securities any International Underwriter or International Agent or any dealer is required by law to deliver a prospectus, any event occurs as a result of which the Disclosure Package or the Final Offering Document, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Disclosure Package or the Final Offering Document to comply with applicable law, the Company promptly (i) will notify the Representatives and the Selling Shareholder of any such event, (ii) subject to the requirements of paragraph (b) of this Section 6, will prepare an amendment or supplement that will correct such statement or omission or effect such compliance and (iii) will supply any supplemented or amended Disclosure Package or Final Offering Document to such International Underwriter and International Agent and counsel for such International Underwriter and International Agent, and the Selling Shareholder, without charge, in such quantities as such International Underwriter or International Agent may reasonably request.

(e)            The Company will (i) prepare the Prospectus Supplement in a form reasonably satisfactory to the Representatives, (ii) file the Prospectus Supplement with the Commission pursuant to Rule 424(b) within two Business Days of the date hereof and (iii) advise the Representatives promptly of the filing of the Prospectus Supplement pursuant to Rule 424(b).

(f)            The Company will promptly deliver to Simpson Thacher & Bartlett LLP a copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith, and will maintain in the Company’s files manually signed copies of such documents for at least five years after the date of filing.

(g)            Prior to the completion of the distribution of the Common ADSs by the International Underwriters and the International Offered Shares by the International Agents (as determined by the Representatives), the Company will not, will not permit any of its subsidiaries to and will request its affiliates not to, acquire any International Offered Securities.

(h)            The Company will cooperate with the International Underwriters and will take all such action as is necessary to permit the Common ADSs to be eligible for clearance and settlement through DTC.

(i)            The Company will comply with Rule 433(d) under the Securities Act (without reliance on Rule 164(b) under the Securities Act) and with Rule 433(g) under the Securities Act, in respect of any Permitted Free Writing Prospectus.

(j)            The Company will not, will not permit any of its subsidiaries to and will request its affiliates not to, offer, sell or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) the offering of which security could be integrated with the sale of the International Offered Securities.

(k)            Neither the Company, nor any of its subsidiaries or affiliates, will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the International Offered Securities. Neither the Company nor any of its subsidiaries or affiliates will issue, without the prior consent of the Representatives, any stabilization announcement referring to the proposed issue of the International Offered Securities.

(l)            Prior to the Closing Date, neither the Company nor its affiliates will issue any press release or other communications directly or indirectly or hold any press conference relating to the International Offered Securities, without each Representative’s prior consent (which shall not be unreasonably withheld), unless in the judgment of either of the Company and its counsel, and after notification to each Representative, such press release or communication is required by law or except as issued or held, as the case may be, in accordance with the applicable regulations promulgated under the Securities Act.

(m)            The Company will furnish a copy of each amendment of this Agreement to each Representative.

(n)            The Company will use its reasonable best efforts to maintain the Common ADSs listed on the NYSE after the Closing Date.

Section 7.     Covenants of the Selling Shareholder. The Selling Shareholder agrees with each International Underwriter and the International Agents as follows:

(a)            The Selling Shareholder will not, at any time at or after the execution of this Agreement, offer or sell any International Offered Securities by means of any “prospectus” (within the meaning of the Securities Act), or use any “prospectus” (within the meaning of the Securities Act) in connection with the offer or sale of the International Offered Securities, in each case other than the most recent Pre-Pricing Prospectus or the Final Offering Document.

(b)            The Selling Shareholder will not to take, directly or indirectly, any action designed, or which will constitute, or has constituted, or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any equity security of the Company to facilitate the sale or resale of the Common ADSs or the placement of the International Offered Shares.

(c)            The Selling Shareholder will use the net proceeds received by it from the sale of the International Offered Securities in the manner specified in the Pre-Pricing Prospectus and the Final Offering Document under the caption “Use of Proceeds.”

(d)            If requested, the Selling Shareholder will deliver to the Representatives, on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Selling Shareholder undertakes to provide such additional supporting documentation as the Representatives may reasonably request in connection with the verification of the foregoing certification.

(e)            If any of the International Underwriters or International Agents within the scope of an inspection conducted by a competent authority is requested by any governmental body, local authority or judicial, administrative or arbitral body with jurisdiction over its activities to provide any document or information relating to the contracting of the International Underwriters or International Agents as underwriters and agents in the International Offering (“Corroborating Documents”), the Selling Shareholder shall, upon receipt of written notice from any International Underwriter and/or International Agent, (x) promptly provide to such International Underwriter and/or International Agent a copy of any Corroborating Documents that are necessary to allow such International Underwriter and/or International Agent to establish a defense in connection with such inspection, and (y) assist such International Underwriter and/or International Agent in connection with such inspection.

(f)            The Selling Shareholder will deliver to the Representatives prior to or at time of delivery of the International Offered Securities a properly completed and executed United States Treasury Department Form W-8 or W-9, as applicable (or other applicable form or statement specified by the Treasury Department regulations in lieu thereof), in order to facilitate the International Underwriters’ documentation of their compliance with the reporting and withholding provisions of U.S. federal income tax law in respect to the transactions herein contemplated.

Section 8.     Conditions to the Obligations of the International Underwriters and International Agents. The obligations of each International Underwriter and International Agent to purchase the Common ADSs and place the International Offered Shares, respectively, shall be subject to the following conditions:

(a)            The Registration Statement shall be effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect on the Closing Date and no proceedings for such purpose, pursuant to Section 8A under the Securities Act, shall be pending before, or threatened by, the Commission on the Closing Date.

(b)            The Company shall have filed the Prospectus Supplement with the Commission pursuant to Rule 424(b) within two Business Days of the date hereof and all documents incorporated therein by reference shall have been filed with the Commission prior to the date of such filing, and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act.

(c)            On or prior to the Closing Date a copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith shall have been delivered to the Representatives.

(d)            All of the applicable taxes, fees and other charges due and owing in connection with the execution and delivery of this Agreement shall have been paid by the Selling Shareholder.

(e)            The representations and warranties of the Company and the Selling Shareholder in this Agreement shall be true and correct on the date hereof, and as of the Closing Date, with the same effect as if made on the Closing Date.

(f)            The Representatives shall have received from the Selling Shareholder a lock-up letter substantially in the form of Schedule C hereto, duly executed by the Selling Shareholder and addressed to the Representatives.

(g)            The Representatives shall have received from PwC, the independent registered public accountants for the Company, (x) on the date hereof, a comfort letter dated the date hereof addressed to the International Underwriters and the International Agents, in form and substance reasonably satisfactory to the Representatives, with respect to the financial statements and certain financial information of Fibria Celulose S.A., the Company and its subsidiaries contained or incorporated by reference in the Final Offering Document (including the documents incorporated by reference therein) and (y) on the Closing Date, a “bring down” comfort letter, dated the Closing Date, in form and substance reasonably satisfactory to the Representatives.

(h)            The Company shall have furnished to the Representatives:

(i)            a certificate of the Company, signed by an authorized officer of the Company acceptable to the Representatives, dated the Closing Date and in form and substance reasonably satisfactory to the Representatives certifying:

(1)            that the conditions set forth in subsections (a) and (b) of this Section 8 have been satisfied;

(2)            that no stop order suspending the effectiveness of the Registration Statement, the Disclosure Package or the Final Offering Document or any amendment or supplement thereto has been issued and no proceedings therefor have been initiated or threatened by the Commission;

(3)            that the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(4)            that since the date of the most recent financial statements included in the Disclosure Package (exclusive of any amendment or supplement thereto), there has been no material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of the Company, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated by the Disclosure Package (exclusive of any amendment or supplement thereto);

(5)            as to the incumbency of the officers or representatives of the Company signing this Agreement and the other documents delivered hereunder on behalf of the Company and containing specimen signatures thereof; and

(6)            that the Estatuto Social of the Company has not been amended and is in full force and effect, copies of which shall be attached to such certificate.

(ii)            a certificate of the Chief Financial Officer of the Company, dated the Closing Date, addressing certain financial information included and/or incorporated by reference in the Registration Statement, the Disclosure Package and the Final Offering Document as circled in Exhibit A thereto, in form and substance reasonably satisfactory to the Representatives.

(i)            The Selling Shareholder shall have furnished to the Representatives a certificate, signed by an authorized officer of the Selling Shareholder acceptable to the Representatives, dated the Closing Date and in form and substance reasonably satisfactory to the Representatives, certifying:

(i)            that the representations and warranties of the Selling Shareholder in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date, and the Selling Shareholder has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(ii)            as to the incumbency of the officers or representatives of the Selling Shareholder signing this Agreement and the other documents delivered hereunder and thereunder on behalf of the Selling Shareholder and containing specimen signatures thereof; and

(iii)            that the Estatuto Social of the Selling Shareholder has not been amended and is in full force and effect, copies of which shall be attached to such certificate.

(j)            Subsequent to the date hereof and on or prior to the Closing Date, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for the purposes of Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of such possible change, or any withdrawal of any such rating.

(k)            Subsequent to the date hereof and on or prior to the closing of the sale and placement of the International Offered Securities, no legislation shall have been enacted by either house of the United States or Brazilian congress or by any state legislature, no other action shall have been taken by any Government Authority, whether by order, regulation, rule, ruling or otherwise, and no decision shall have been rendered by any court of competent jurisdiction in the United States, Brazil, or any other country, which would have a Material Adverse Effect.

(l)            On the Closing Date, none of the events listed below shall have occurred and be continuing:

(i)            a default in the performance or observance by the Company or the Selling Shareholder of any covenant or agreement made by it under this Agreement;

(ii)            proceedings shall have been commenced against the Company or the Selling Shareholder under any Brazilian, United States, or other bankruptcy act or other foreign, federal or state law relating to bankruptcy or insolvency or laws relating to the relief of debtors, readjustments of indebtedness, reorganizations, arrangements, compositions or extensions, or appointing a receiver or decreeing or ordering the winding up or liquidation of the affairs of the Company or the Selling Shareholder or similar proceedings for any relief which includes or might result in, any material modification of the obligations of the Company or the Selling Shareholder under this Agreement; or

(iii)            the Company or the Selling Shareholder shall have instituted proceedings to be adjudicated insolvent or a bankrupt or shall have consented to the institution of bankruptcy or insolvency proceedings against it or shall have filed a petition or answer or consent seeking reorganization or relief under any Brazilian, United States or other bankruptcy act or any other federal or state law relating to bankruptcy or insolvency or shall have consented to the appointment of a receiver or shall have made an assignment for the benefit of creditors or shall have admitted in writing its inability to pay its debts.

(m)            Subsequent to the date hereof and on or prior to the Closing Date or, if earlier, the dates as of which information is given in the Disclosure Package (exclusive of any amendment or supplement thereto), there shall not have been (i) any material change or decrease in any of the financial line items specified in the letter or letters referred to in paragraphs (e) and (f) of this Section 8 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth or contemplated in the Disclosure Package (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to market the International Offered Securities as contemplated by the Disclosure Package (exclusive of any amendment or supplement thereto).

(n)            The Representatives shall have received from Cleary Gottlieb Steen & Hamilton LLP, special United States counsel to the Company, a legal opinion (including a disclosure letter covering the Disclosure Package and the Final Offering Document), dated the Closing Date and addressed to the International Underwriters and International Agents, in form and substance reasonably acceptable to the Representatives.

(o)            The Representatives shall have received from White & Case LLP, special United States counsel to the Selling Shareholder, a legal opinion, dated the Closing Date and addressed to the International Underwriters and International Agents, in form and substance reasonably acceptable to the Representatives.

(p)            The Representatives shall have received a legal opinion (including a disclosure opinion covering the Disclosure Package and the Final Offering Document) of Pinheiro Guimarães – Advogados, special Brazilian counsel for the Company, dated the Closing Date and addressed to the International Underwriters and the International Agents, in form and substance reasonably acceptable to the Representatives.

(q)            The Representatives shall have received a legal opinion of the Superintendent of the Legal Division of the Selling Shareholder, acting as Brazilian counsel to the Selling Shareholder, dated the Closing Date and addressed to the International Underwriters and the International Agents, in form and substance reasonably acceptable to the Representatives.

(r)            The Representatives shall have received a legal opinion (including a disclosure opinion covering the Disclosure Package and the Final Offering Document) of Lefosse Advogados, special Brazilian counsel for the International Underwriters and the International Agents, in form and substance reasonably acceptable to the Representatives, dated the Closing Date and addressed to the International Underwriters and the International Agents (it being understood that the Company shall have furnished to such counsel such documents as they request for the purposes of enabling them to pass on such matters).

(s)            The Representatives shall have received a legal opinion (including a disclosure opinion covering the Disclosure Package and the Final Offering Document) from Simpson Thacher & Bartlett LLP, special United States counsel to the International Underwriters and the International Agents, in form and substance reasonably acceptable to the Representatives, dated the Closing Date and addressed to the International Underwriters and the International Agents (it being understood that the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters).

(t)            The Representatives shall have received a legal opinion from Emmet, Marvin & Martin LLP, special United States counsel to the Depositary, in form and substance reasonably acceptable to the Representatives, dated the Closing Date and addressed to the International Underwriters and the International Agents (it being understood that the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters).

(u)            The closing of the purchase of the Brazilian Offered Shares and the International Offered Shares to be sold by the Selling Shareholder pursuant to the Brazilian Underwriting Agreement shall occur concurrently with the closing of the purchase of the Common ADSs described herein.

(v)            The listing of the Common ADSs on the NYSE shall be in full force and effect and the listing of the International Offered Shares on the B3 shall be in full force and effect.

(w)            The Common ADSs shall be eligible for clearance and settlement through the DTC.

(x)            The Deposit Agreement shall be in full force and effect.

(y)            The Depositary shall have furnished to the Representatives a certificate, signed by an authorized officer of the Selling Shareholder acceptable to the Representatives, dated the Closing Date and in form and substance reasonably satisfactory to the Representatives, with respect to the deposit with the custodian under the Deposit Agreement of the Common Shares underlying the ADSs to be purchased against issuance of the ADRs evidencing such ADSs and the execution, issuance, countersignature and delivery of the ADRs evidencing such ADSs pursuant to the Deposit Agreement.

(z)            Prior to the Closing Date, the Company and the Selling Shareholder shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

(aa)         None of the events contemplated in Section 11 of this Agreement shall have occurred.

If any of the conditions specified in this Section 8 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the International Underwriters and the International Agents, this Agreement and all obligations of the International Underwriters and the International Agents hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company and the Selling Shareholder in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 8 will be delivered (via e-mail or otherwise) at the office of Simpson Thacher & Bartlett LLP, at 425 Lexington Avenue, New York, NY 10017, on the Closing Date.

Section 9.     Expenses; No Gross-Up.

(a)            Expenses of the International Underwriters and International Agents. Each International Underwriter and International Agent agrees that the International Underwriters and International Agents will pay or reimburse, as applicable, all costs and expenses relating to the offering of International Offered Securities, including, without limitation, payment or reimbursement of all fees, expenses and disbursements arising for coordinating and structuring of the transaction, including (i) all fees and expenses in connection with preparing, negotiating and entering into all documents required for the transaction, and any filing or registration with or other required authorizations from, or any other measures before, any regulatory authorities in Brazil and the US, including, but not limited to, the SEC, the CVM, FINRA, the NYSE, the B3, ANBIMA the Central Bank of Brazil or any other US, Brazilian or other authority, and any related notarization, consularization and translation of the documents; (ii) all fees and expenses in connection with any pre-marketing meetings with potential investors in accordance with applicable law; (iii) except as otherwise agreed with the International Underwriters and International Agents, all roadshow travel and any marketing expenses; (iv) all expenses in connection with printing and distributing of offering documents and any other printed materials, publications in newspapers, magazines or any other media, including any such publications required by law as a condition for the transaction in the US, Brazil or elsewhere; (v) any costs incurred in connection with the (A) furnishing of any required information to the Comptroller General of Brazil (Tribunal de Contas da União), Executive, Legislative and Judiciary branches, professional associations and any other similar entities and (B) participation in meetings, pre- and post-transaction, with any such entities in subclause (A) in relation to the advice provided to the Selling Shareholder in respect of the divestment process; (vi) all expenses incurred in connection with any rules issued by the CVM (including CVM Instruction No. 400) for purposes of the transaction, including any related to distribution to retail investors; (vii) the cost for United States, Brazilian and any other local or international counsels for the International Underwriters and International Agents; (viii) reimbursement of all reasonable fees and expenses for United States, Brazilian and any other local or international counsel engaged by the Company; (ix) reimbursement of any fees and expenses relating to the participation of the Company’s auditors, PricewaterhouseCoopers Auditores Independentes, engaged by the Company to provide customary “comfort” and diligence responses in connection with the transaction; (ix) all costs related to the creation and maintenance of an intermediary agent or trust, if any, required in connection with the transaction; (x) all expenses in connection with meetings with, or other measures before, the Company for purposes of the transaction; and (xi) any other fees or expenses approved by the Representatives on behalf of the International Underwriters and International Agents. For the avoidance of doubt, the obligations of the International Underwriters and International Agents with respect to the foregoing costs and expenses shall be several, in proportion to their participation in the offering of the Offered Securities, and not joint.

(b)            Expenses of the Selling Shareholder. The Selling Shareholder will pay for its own costs and expenses relating to the offering of International Offered Securities, including, without limitation, (i) costs and expenses related to travel and accommodation of the Selling Shareholders’ personnel in connection with the offering; (ii) costs and expenses of its United States counsel; and (iii) other expenses incurred directly by the Selling Shareholder, including but not limited to, any required director’s and officer’s insurance for officers and directors of the Company in respect of this offering.

(c)            No Gross-up by the Selling Shareholder. The International Underwriters, the International Agents and the Brazilian Underwriters shall be solely responsible, to the extent they are considered the taxpayer under the applicable law, for payments of any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any applicable taxing jurisdiction on the payments due by the Selling Shareholder to the International Underwriters, the International Agents and the Brazilian Underwriters under the Transaction Documents; provided that if the Selling Shareholder incurs such taxes, duties, assessments or governmental charges (or if the Selling Shareholder is otherwise required to withhold or deduct under applicable law from amounts otherwise due to the International Underwriters, the International Agents or the Brazilian Underwriters by the Selling Shareholder), the Selling Shareholder may withhold from any payment due to the International Underwriters, the International Agents or the Brazilian Underwriters, as the case may be, an amount equivalent to such taxes, duties, assessments or governmental charges (or such amount the Selling Shareholder is otherwise required to withhold or deduct under applicable law) and the Selling Shareholder will not pay any additional amount in relation thereto. If the Selling Shareholder (as applicable) does not so withhold with respect to payments made to the International Underwriters, the International Underwriters, shall promptly on demand reimburse, severally and not jointly on a pro rata basis based on the number of Common ADSs which such International Underwriter agreed to purchase hereunder, the Selling Shareholder for any such taxes, duties, assessments or governmental charges. For the avoidance of doubt, no additional amounts shall be paid by the Selling Shareholder to the International Underwriters in respect of any Brazilian tax imposed on the fees payable to the International Underwriters, and if the Selling Shareholder is required to pay such taxes directly, the International Underwriters shall promptly reimburse, severally and not jointly, the Selling Shareholder for such taxes on a pro rata basis (based on the number of Common ADSs which such International Underwriter agreed to purchase hereunder).

Section 10. Indemnification and Contribution.

(a)            The Company agrees to indemnify and hold harmless each International Underwriter, each International Agent, their respective affiliates, partners, members, directors, officers, employees and agents and each person, if any, who controls any of the International Underwriters or International Agents within the meaning of the Securities Act or the Exchange Act from and against any and all losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) incurred by such person, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act, or other existing Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement at the effective date thereof and as of the date of any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in (A) the Disclosure Package as of the date thereof, the Closing Date (including, for this purpose, documents incorporated by reference therein), the date of any amendment thereof or supplement thereto and as of any date delivery thereof is required under applicable law, (B) the Final Offering Document, or in any amendment thereof or supplement thereto, in each case as of the date thereof, the Closing Date (including, for this purpose, documents incorporated by reference therein), the date of any amendment thereof or supplement thereto and as of any date delivery thereof is required under applicable law or (C) any Issuer Free Writing Prospectus or the omission or alleged omission to state in the documents described in this Section 10(a)(ii) a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and agrees to reimburse each such indemnified party, as incurred, for any legal or other documented expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any Underwriter Information (as defined below). This indemnity agreement is in addition to any liability that the Company may otherwise have.

(b)            The Selling Shareholder agrees to indemnify and hold harmless each International Underwriter, each International Agent, their respective affiliates, partners, members, directors, officers, employees and agents and each person, if any, who controls any of the International Underwriters or International Agents within the meaning of the Securities Act or the Exchange Act from and against any and all duly documented losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) incurred by such person, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act, or other existing Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement at the effective date thereof and as of the date of any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in (A) the Disclosure Package as of the date thereof, the Closing Date (including, for this purpose, documents incorporated by reference therein), the date of any amendment thereof or supplement thereto and as of any date delivery thereof is required under applicable law, (B) the Final Offering Document, or in any amendment thereof or supplement thereto, in each case as of the date thereof, the Closing Date (including, for this purpose, documents incorporated by reference therein), the date of any amendment thereof or supplement thereto and as of any date delivery thereof is required under applicable law or (C) any Issuer Free Writing Prospectus or the omission or alleged omission to state in the documents described in this Section 10(b)(ii) a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other documented expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Selling Shareholder will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Disclosure Package, the Final Offering Document or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, in reliance upon and in conformity with any information other than the Selling Shareholder Information and, in any event, the Selling Shareholder shall not be responsible, pursuant to this Section 10(b) and Section 17.2.2 of the Brazilian Underwriting Agreement, for losses, damages, expenses, liabilities or claims for an amount in excess of the net proceeds (after underwriting discounts but before expenses and taxes) received by the Selling Shareholder from the offering and sale of the Common Shares, including Common Shares in the form of Common ADSs, pursuant to the Transaction Documents.

(c)            Each International Underwriter and each International Agent severally and not jointly agrees to indemnify and hold harmless the Company, the Selling Shareholder, and their respective directors and officers and each person, if any, who controls the Company or the Selling Shareholder within the meaning of the Securities Act or the Exchange Act from and against any and all duly documented losses, claims, damages and liabilities (including, without limitation, reasonable legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) incurred by such person, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act, or other existing Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of, or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement at the effective date thereof and as of the date of any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in (A) the Disclosure Package as of the date thereof, the Closing Date (including, for this purpose, documents incorporated by reference therein), the date of any amendment thereof or supplement thereto and as of any date delivery thereof is required under applicable law, (B) the Final Offering Document, or in any amendment thereof or supplement thereto, in each case as of the date thereof, the Closing Date (including, for this purpose, documents incorporated by reference therein), the date of any amendment thereof or supplement thereto and as of any date delivery thereof is required under applicable law or (C) any Issuer Free Writing Prospectus or the omission or alleged omission to state in the documents described in this Section 10(c)(ii) a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other documented expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Disclosure Package, the Final Offering Document or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, in reliance upon and in conformity with any information other than the written information relating to such International Underwriter and each International Agent furnished to the Company by or on behalf of such International Underwriter and International Agent expressly for inclusion the such documents, it being understood and agreed that only such information consists of the name of each International Underwriter and International Agent and the information contained in the eleventh paragraph and, with respect to Banco Bradesco BBI S.A. only, the fifth paragraph, under the caption “Underwriting” in the Disclosure Package and the Final Offering Document (“Underwriter Information”); provided further that each International Underwriter’s and International Agent’s aggregate liability to the parties set forth above shall in no event exceed the amount of the underwriting discount received by such International Underwriter or International Agent (net of taxes) pursuant to this Agreement. This indemnity agreement is in addition to any liability that any International Underwriter or International Agent may otherwise have.

(d)            Promptly after receipt by an indemnified party under this Section 10 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 10, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a), (b) or (c) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a), (b) or (c) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the indemnifying party and the indemnified party shall have mutually agreed to the contrary; (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party; (iii) the indemnified party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the indemnifying party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interests between them. It is understood, however, that the indemnifying party shall, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify each indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel as contemplated by this paragraph, the indemnifying party shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the indemnifying party of such request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless (x) such settlement, compromise or consent (i) includes an unconditional release of such indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such claim, action suit or proceeding and (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party, and (y) the indemnifying party confirms in writing its indemnification obligations hereunder with respect to such settlement, compromise or judgment.

(e)            In the event that the indemnity provided in paragraph (a),(b) or (c) of this Section 10 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company, the Selling Shareholder and the International Underwriters and International Agents severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other documented expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company, the Selling Shareholder and one or more of the International Underwriters and International Agents may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company or the Selling Shareholder on the one hand and by the International Underwriters and International Agents on the other from the offering of the Offered Securities; provided, however, that in no case shall any International Underwriters and International Agents (except as may be provided in any agreement among underwriters relating to the offering of the International Offered Securities) be required to contribute any amount in excess of the underwriting discount or commission applicable to the International Offered Securities placed by such International Underwriters and International Agents hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company, the Selling Shareholder and each of the International Underwriters and International Agents severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company or the Selling Shareholder on the one hand and of each of the International Underwriters and International Agents on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Shareholder on the one hand and each of the International Underwriters and International Agents on the other shall be deemed to be equal to the total net proceeds from the offering (after underwriting discounts and commissions but before deducting taxes and expenses) received by the Company and the Selling Shareholder from the placement of Offered Securities and the total underwriting discounts and commissions (before deducting taxes and expenses) received by the International Underwriters and International Agents, respectively, in each case as set forth on the cover page of the prospectus. The relative fault of the Company or the Selling Shareholder, on the one hand, and each of the International Underwriters and International Agents, on the other, shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company or the Selling Shareholder on the one hand or each of the International Underwriters and International Agents on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company, the Selling Shareholder and each of the International Underwriters and International Agents agree that it would not be just and equitable if contribution were determined by pro rata allocation (even if each of the International Underwriters and International Agents were treated as one entity for such purpose) or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (e), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10, each person who controls an International Underwriter and International Agent within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee, affiliate and agent of an International Underwriter and International Agent shall have the same rights to contribution as such International Underwriter and International Agent, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, and each person who controls the Selling Shareholder within the meaning of either the Securities Act or the Exchange Act and each officer and director of the Selling Shareholder shall have the same rights to contribution as the Selling Shareholder, subject in each case to the applicable terms and conditions of this paragraph (e). Notwithstanding the provisions of this Section 10, no International Underwriter or International Agent shall be required to contribute any amount in excess of the amount by which such International Underwriter’s or International Agent’s total underwriting discount (net of taxes) exceeds the amount of any damage which such International Underwriter or International Agent has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission. The International Underwriters’ and International Agents’ respective obligations to contribute pursuant to this Section 10 are several in proportion to the aggregate principal amount of each of the International Underwriters and International Agents set forth opposite their respective names in Schedule A hereto and not joint.

Section 11. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company and Selling Shareholder prior to delivery of and payment for the International Offered Securities, if at any time prior to such time (i) trading in any of the Company’s securities shall have been suspended by the B3 or the NYSE or trading in securities generally on the NYSE, NASDAQ or the B3, shall have been suspended or limited or minimum prices shall have been established on any such exchanges, or (ii) a banking moratorium shall have been declared either by U.S. Federal or New York State authorities or by the relevant banking authorities in the United Kingdom or Brazil or if any material disruption in commercial banking or securities settlement or clearance services shall have occurred, or (iii) any downgrading shall have occurred in the Company’s corporate credit rating or the rating accorded the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Section 3(a)(62) of the Exchange Act) or if any such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of the Company’s debt securities, or (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Brazil of a national emergency or war or other calamity (including any terrorist act) or any crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impracticable or inadvisable to proceed with the offering, sale, delivery or placement of the International Offered Securities as contemplated by the Disclosure Package and the Final Offering Document (exclusive of any amendment or supplement thereto).

Section 12. Representations, Covenants and Indemnities to Survive. The respective agreements, representations, covenants, warranties, indemnities and other statements of the Company, the Selling Shareholder or their officers and of the International Underwriters or International Agents set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any International Underwriter or International Agent or the Company or the Selling Shareholder or any of the officers, directors or controlling persons referred to in Section 10 hereof, and will survive delivery of and payment for the International Offered Securities. The provisions of Sections 9 and 10 hereof shall survive the termination or cancellation of this agreement.

Section 13. Increase in International Underwriters’ Commitments.

(a)            Subject to Sections 8 and 11 hereof, if any International Underwriter shall default in its obligation to take up and pay for the Common ADSs to be purchased by it hereunder (otherwise than for a failure of a condition set forth in Section 8 hereof or a reason sufficient to justify the termination of this Agreement under the provisions of Section 11 hereof) and if the number of Common ADSs which all International Underwriters so defaulting shall have agreed but failed to take up and pay for does not exceed 10% of the total number of Common ADSs, the non-defaulting International Underwriters (including the International Underwriters, if any, substituted in the manner set forth below) shall take up and pay for (in addition to the aggregate number of Common ADSs they are obligated to purchase pursuant to Section 3 hereof) the number of Common ADSs agreed to be purchased by all such defaulting International Underwriters, as hereinafter provided. Such Common ADSs shall be taken up and paid for by such non-defaulting International Underwriters in such amount or amounts as the Representatives may designate with the consent of each International Underwriter so designated or, in the event no such designation is made, such Common ADSs shall be taken up and paid for by all non-defaulting International Underwriters pro rata in proportion to the aggregate number of Common ADSs set forth opposite the names of such non-defaulting International Underwriters in Schedule A.

(b)            Without relieving any defaulting International Underwriter from its obligations hereunder, the Selling Shareholder agrees with the non-defaulting International Underwriters that it will not sell any Common ADSs hereunder unless all of the Common ADSs are purchased by the International Underwriters (or by substituted International Underwriters selected by the Representatives with the approval of the Selling Shareholder or selected by the Selling Shareholder with the Selling Shareholders’ approval).

(c)            If a new International Underwriter or International Underwriters are substituted by the International Underwriters or by the Selling Shareholder for a defaulting International Underwriter or International Underwriters in accordance with the foregoing provision, the Selling Shareholder or the Representatives shall have the right to postpone the time of purchase for a period not exceeding five Business Days in order that any necessary changes in the Registration Statement and the Final Offering Document and other documents may be effected.

(d)            The term “International Underwriter” as used in this Agreement shall refer to and include any International Underwriter substituted under this Section 13 with like effect as if such substituted International Underwriter had originally been named in Schedule A hereto.

(e)            If the aggregate number of Common ADSs which the defaulting International Underwriter or International Underwriters agreed to purchase exceeds 10% of the total number of Common ADSs which all International Underwriters agreed to purchase hereunder, and if neither the non-defaulting International Underwriters nor the Selling Shareholder shall make arrangements within the five Business Day period stated above for the purchase of all the Common ADSs which the defaulting International Underwriter or International Underwriters agreed to purchase hereunder, this Agreement shall terminate without further act or deed and without any liability on the part of the Company or the Selling Shareholder to any International Underwriter and without any liability on the part of any non-defaulting International Underwriter to the Company or to the Selling Shareholder.

Nothing in this paragraph, and no action taken hereunder, shall relieve any defaulting International Underwriter from liability in respect of any default of such International Underwriter under this Agreement.

Section 14. Notices.

All communications hereunder will be in writing and effective only on receipt, and shall be sent, mailed, delivered or telefaxed as follows:

(a)

BNDES Participações S.A. - BNDESPAR

Av. República do Chile, 100

Rio de Janeiro, RJ 20031-917

Brazil

Attention: Superintendent of the Capital Markets Division

Email: pvalente@bndes.gov.br/supamc@bndes.gov.br

With a copy to (which shall not constitute notice):

White & Case LLP

Av. Brig. Faria Lima, 2.277 – 4th Floor|

São Paulo, SP 01452-000

Brazil

Attention: Donald Baker

Email: dbaker@whitecase.com

(b)	Suzano S.A.

Av. Brigadeiro Faria Lima, 1,355, 7th floor
São Paulo, SP, 01452-919
Brazil

Attention: Marcelo Bacci

Email: ir@suzano.com.br

With a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

United States of America

Attention: Juan G. Giráldez

Fax: +1 (212) 225-3999

(c)	J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States of America

Attention: Equity Syndicate Desk

Fax: +1 (212) 622 8358

(d)	BofA Securities, Inc.

One Bryant Park

New York, New York 10036

United States of America

Attention: Syndicate Department

Fax: +1 (646) 855 3073

with a copy to:

Attention: ECM Legal

Fax: +1 (212) 230 8730

(e)	Banco Bradesco BBI S.A.

Av. Pres. Juscelino Kubitschek, 1309, 10o andar

São Paulo, SP, Brasil – 04534004

Attention: Isabela Behar

Fax: +1 (212) 888 9142

(f)	Itau BBA USA Securities, Inc.

540 Madison Avenue, 24th floor

New York, New York 10022

United States of America

Attention: Chief Compliance Officer

Fax: + 1 (212) 710 6734

(g)	XP Investments US, LLC

55 West 46 Street, 30 Floor

New York, New York 10036

United States of America

Attention: Jared Wilson

Fax: +1 (305) 397 1430

With a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: S. Todd Crider; Grenfel S. Calheiros

Email: tcrider@stblaw.com; gcalheiros@stblaw.com

Section 15. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 10 hereof, and no other person will have any right or obligation hereunder.

Section 16. Jurisdiction. Each of the Company, the Selling Shareholder, the International Underwriters and the International Agents agrees that any suit, action or proceeding against them, arising out of or based upon this Agreement or the transactions contemplated hereby, may be instituted in any state or federal court in the Borough of Manhattan, City of New York, New York, or in the competent courts of their own corporate domiciles with respect to actions brought against any of them as a defendant, and waive any objection which they may now or hereafter have to the laying of venue of any such proceeding and any right to which any of them may be entitled on account of places of residence or domicile, and irrevocably submit to the jurisdiction of such courts in any suit, action or proceeding. The Company has appointed Cogency Global Inc., with offices located at 122 East 42nd Street, 18th Floor, New York, New York 10168]as its authorized agent (the “Suzano Authorized Agent”), and the Selling Shareholder has appointed the Selling Shareholder Authorized Agent, in each case upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any state or federal court in the City of New York, New York, by any International Underwriter or International Agent, the directors, officers, employees and agents of any International Underwriter or International Agent, or by any person who controls any International Underwriter or International Agent, and expressly accepts the jurisdiction of any such court in respect of any such suit, action or proceeding. The Company represents and warrants that the Suzano Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. The Selling Shareholder represents and warrants that the Selling Shareholder Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Selling Shareholder agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Subject to applicable law, service of process upon the Suzano Authorized Agent and the Selling Shareholder Authorized Agent shall be deemed, in every respect, effective service of process upon the Company and the Selling Shareholder, respectively.

Section 17.  Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Section 18.  Currency. Each reference in this Agreement to U.S. dollars is of the essence. To the fullest extent permitted by law, the obligation of the Company and the Selling Shareholder in respect of any amount due under this Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in U.S. dollars that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with the sum paid in such other currency (after any premium and costs of exchange) on the Business Day immediately following the day on which such party receives such payment. If the amount in U.S. dollars that may be so purchased for any reason falls short of the amount originally due, the Company or the Selling Shareholder, as the case may be, will pay such additional amounts, in U.S. dollars as may be necessary to compensate for the shortfall. Any obligation of the Company or the Selling Shareholder not discharged by such payment will, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.

Section 19.  Waiver of Immunity. This Agreement and any other documents delivered pursuant hereto, and any action taken hereunder constitute commercial acts by the Company and the Selling Shareholder. Each of the Company and the Selling Shareholder irrevocably and unconditionally and to the fullest extent permitted by law, waives, and agrees not to plead or claim, any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) for itself or any of its property, assets or revenues wherever located with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, or any document delivered pursuant hereto, in each case for the benefit of each assigns, it being intended that the foregoing waiver and agreement will be effective, irrevocable and not subject to withdrawal in any and all jurisdiction, and, without limiting the generality of the foregoing, agrees that the waivers set forth in this Section 19 shall have the fullest scope permitted under the United States Foreign Sovereign Immunities Act of 1976 and are intended to be irrevocable for the purposes of such act.

Section 20.  Waiver of Right to Trial by Jury. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF ANY OF THE PARTIES WITH RESPECT TO THIS AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH OF THE PARTIES AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY OF THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 20 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 21.  Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 22.  Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof.

Section 23.  Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

Section 24.  No Fiduciary, Agency or Advisory Relationship. The Company and the Selling Shareholder hereby acknowledge that the International Underwriters and the International Agents are acting solely as underwriters and placement agents, as the case may be, in connection with the purchase, placement and sale of the International Offered Securities. The Company and the Selling Shareholder further acknowledge that the International Underwriters and the International Agents are acting pursuant to a contractual relationship created solely by this agreement entered into on an arm’s length basis, and in no event do the parties intend that the International Underwriters and the International Agents act or be responsible as a fiduciary, agent or advisor to the Company or the Selling Shareholder, their respective management, stockholders or creditors or any other person in connection with any activity that the International Underwriters and the International Agents may undertake or have undertaken in furtherance of the purchase and sale of the Company’s securities, either before or after the date hereof. The International Underwriters and the International Agents hereby expressly disclaim any fiduciary, agency, advisory or similar obligations to the Company and the Selling Shareholder, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company and the Selling Shareholder hereby confirm their understanding and agreement to that effect. The Company, the Selling Shareholder, the International Underwriters and the International Agents agree that they are responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the International Underwriters and the International Agents to the Company and the Selling Shareholder regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company or the Selling Shareholder. The Company and the Selling Shareholder hereby waive, to the fullest extent permitted by law, any claims that they may have against the International Underwriters or the International Agents with respect to any breach or alleged breach of any fiduciary or similar duty to either of the Company or the Selling Shareholder in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions. Any review by the International Underwriters or the International Agents of the Company, the Selling Shareholder and the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the International Underwriters and the International Agents, as the case may be, and shall not be on behalf of the Company or the Selling Shareholder. Additionally, neither the International Underwriters or International Agents is advising the Company, the Selling Shareholder or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company and the Selling Shareholder shall consult with their own advisors concerning such matters and each shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and neither the International Underwriters or International Agents shall have any responsibility or liability to the Company or the Selling Shareholder with respect thereto. Moreover, the Selling Shareholder acknowledges and agrees that, although the International Underwriters or International Agents may be required or choose to provide the Selling Shareholder with certain Regulation Best Interest and Form CRS disclosures in connection with the offering, the International Underwriters or International Agents are not making a recommendation to any Selling Shareholder to participate in the offering, enter into a “lock-up” agreement, or sell any International Offered Securities at the price determined in the offering, and nothing set forth in such disclosures is intended to suggest that the International Underwriters or International Agents is making such a recommendation.

Section 25.  Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any International Underwriter or International Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such International Underwriter or International Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any International Underwriter or International Agent that is a Covered Entity or a BHC Act Affiliate of such International Underwriter or International Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such International Underwriter or International Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)            For purposes of this Section 25, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Section 26.  Compliance with USA Patriot Act.  In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the International Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company and the Selling Stockholder, which information may include the name and address of their respective clients, as well as other information that will allow the International Underwriters to properly identify their respective clients.

[Remainder of page intentionally left blank]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this Underwriting and Agency Agreement and your acceptance shall represent a binding agreement among Suzano, the Selling Shareholder, the International Underwriters and the International Agents.

Very truly yours,

J.P. MORGAN SECURITIES LLC, as International Underwriter and International Agent

By:	/s/ Fernando Rodriguez
Name:	Fernando Rodriguez
Title:	Executive Director

[Signature Page – Underwriting and Agency Agreement]

BOFA SECURITIES, INC., as International Underwriter and International Agent

By:	/s/ Hans Lin
Name:	Hans Lin
Title:	Head of IBK Brazil

[Signature Page – Underwriting and Agency Agreement]

BANCO BRADESCO BBI S.A., as International Underwriter and International Agent

By:	/s/ Philip Searson
Name:	Philip Searson
Title:	Managing Director

[Signature Page – Underwriting and Agency Agreement]

ITAU BBA USA SECURITIES, INC., as International Underwriter and International Agent

By:	/s/ Roderick Greenless
Name:	Roderick Greenless
Title:	Managing Director

By:	/s/ Pedro Souza
Name:	Pedro Souza
Title:	Managing Director

[Signature Page – Underwriting and Agency Agreement]

XP INVESTMENTS US, LLC, as International Underwriter and International Agent

By:	/s/ Jared R Wilson
Name:	Jared R Wilson
Title:	CCO

[Signature Page – Underwriting and Agency Agreement]

The foregoing Underwriting and Agency Agreement is hereby confirmed and accepted by the Selling Shareholder as of the date first above written.

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

By:	/s/ Leonardo Cabral
Name:	Leonardo Cabral
Title:	Managing Director

By:	/s/ Bruno Laskowsky
Name:	Bruno Laskowsky
Title:	Managing Director

WITNESSES

/s/ Gustavo Pombel V. de Rezende
Name: Gustavo Pombel V. de Rezende
Matricula: AJ/JUINV - Chefe de Departamento

/s/ Thiago Mota Fonseca
Name: Thiago Mota Fonseca
Matricula: AJ/JUINV - Gerente

[Signature Page – Underwriting and Agency Agreement]

The foregoing Underwriting and Agency Agreement is hereby confirmed and accepted by the Company as of the date first above written.

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	CFO and IR Director

By:	/s/ Aires Galhardo
Name:	Aires Galhardo
Title:	Executive Officer

WITNESSES

Name:
Matricula:

Name:
Matricula:

[Signature Page – Underwriting and Agency Agreement]

SCHEDULE A

International Underwriters	Number of Common ADSs
J.P. Morgan Securities LLC	4,613,000
BofA Securities, Inc.	2,141,750
Banco Bradesco BBI S.A.	2,141,750
Itau BBA USA Securities, Inc.	2,141,750
XP Investments US, LLC	2,141,750

Total	13,180,000

Schedule A - 1

SCHEDULE B

Permitted Free Writing Prospectuses

None

Pricing Information Provided Orally by Underwriters

Price per ADS to the public: U.S.$8.15

Total number of ADSs offered: 13,180,000

Total number of Common Shares offered: 137,037,425

Schedule B - 1

SCHEDULE C

Form of Selling Shareholder Lock-up Agreement

September [•], 2020

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

United States of America

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

United States of America

Banco Bradesco BBI S.A.

Av. Pres. Juscelino Kubitschek, 1309, 10o andar

São Paulo, SP, Brasil – 04534004

Itau BBA USA Securities, Inc.

540 Madison Avenue, 24th floor

New York, NY 10022

United States of America

XP Investments US, LLC

55 West 46 Street, 30 Floor

New York, NY, 10036

United States of America

As Representatives of the several underwriters
named in the Underwriting Agreement

Dear Sirs:

As an inducement to the International Underwriters to execute the Underwriting Agreement (the “Underwriting Agreement”), pursuant to which an offering will be made that is intended to result in an orderly market for American depositary shares (“Common ADSs”), each representing one common share (“Common Shares”), without par value, of Suzano S.A., and any successor (by merger or otherwise) thereto, (the “Company”), the undersigned hereby agree that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, including in the form of Common ADSs, whether any such aforementioned transaction is to be settled by delivery of the Common Shares, including in the form of Common ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc., Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc. and XP Investments US, LLC (the “Representatives”). The undersigned acknowledge and agree that the foregoing precludes the undersigned from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the undersigned or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares, including in the form of Common ADSs, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of the Common Shares, including in the form of Common ADSs, in cash or otherwise. In addition, the undersigned agree that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Common Shares, including in the form of Common ADSs or any security convertible into or exercisable or exchangeable for the Common Shares, including in the form of Common ADSs.

Schedule C - 1

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the public offering date set forth on the final prospectus used to sell the Common Shares, including in the form of Common ADSs (the “Public Offering Date”) pursuant to the Underwriting Agreement, to which you are or expect to become parties.

Any Common Shares, including in the form of Common ADSs acquired by the undersigned in the open market will not be subject to this Lock-Up Agreement.

A transfer of Common Shares, including in the form of Common ADSs to a trust or any of its affiliates may be made, provided the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 (the “Exchange Act”) shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period).

Schedule C - 2

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Common Shares, including in the form of Common ADSs if such transfer would constitute a violation or breach of this Lock-Up Agreement.

This Lock-Up Agreement shall automatically terminate, and the undersigned will be released from all obligations hereunder, upon the earliest to occur, if any, of (a) termination of the Underwriting Agreement before the closing of the Global Offering and (b) if the Public Offering Date shall not have occurred on or before November 15, 2020.

Any defined terms used in this letter and not defined in this letter have the meanings given to such terms in the Underwriting Agreement.

This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Schedule C - 3

Very truly yours,

BNDES Participações S.A. - BNDESPar

By:
Name:
Title:

By:
Name:
Title:

Schedule C - 4